ITEM 77(C)

RESULTS OF A SPECIAL MEETING OF SHAREHOLDERS

A Special Meeting of Shareholders of the Fund was held on September 12, 2012, at the offices of the Fund at 11 Hanover Square, 12th Floor, New York, New York, 10005, and adjourned to October 9, 2012 for the following purposes:

1.	To ratify the appointment of Tait, Weller & Baker LLP as the Fund’s independent registered auditors for the fiscal year ending December 31, 2012; and

Votes For	Votes Against	Abstained
1,377,466	697,100	109,726

2.	To consider a non-binding shareholder proposal, if properly presented at the meeting.

Votes For	Votes Against	Abstained	Broker Non-Vote
1,030,865	973,896	47,841	131,690

3.	To approve a new investment management agreement between the Fund and Midas Management Corporation and increase the management fee under the agreement.

Votes For	Votes Against	Abstained	Broker Non-Vote
1,305,076	727,627	91,855	131,690